Exhibit 99.1

News Release
B2Gold Corp. Reports Record Quarterly Gold Production for First Quarter 2015.
New Otjikoto Mine Successfully Transitioned into Production.

Vancouver, April 15, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and revenue for the first quarter of 2015. All dollar figures are in United States dollars unless otherwise indicated.

2015 First Quarter Highlights

•	Record quarterly consolidated gold production of 115,859 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), 20% greater than in the same period in 2014
•	Record gold sales of 114,799 ounces (or 133,265 ounces including 18,466 ounces of pre-commercial sales from Otjikoto)
•	Gold revenue of $138.9 million (or a record of $162 million including $23.1 million of pre-commercial sales from Otjikoto)
•	New Otjikoto Mine in Namibia successfully transitioned into production, achieving commercial production one month ahead of schedule on February 28, 2015
•	Otjikoto mill expansion from 2.5 million tonnes per year to 3.0 million tonnes per year remains on schedule, expecting to increase gold production starting in September 2015
•
Company is on track to meet its 2015 guidance of 500,000 to 540,000 ounces of gold production at cash operating costs between $630 to $660 per ounce and all-in sustaining costs between $950 and $1,025 per ounce

•	In Mali, the Fekola Project feasibility study is well underway with completion expected in the second quarter of 2015; Road construction and site earthworks commenced in February 2015

First Quarter 2015 Gold Production

Consolidated gold production in the first quarter of 2015 was 115,859 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), exceeding budget by 754 ounces and 20% greater than in the same period last year. The increased gold production was primarily attributable to the successful production start at Otjikoto. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. For accounting purposes, gold revenue earned and related production costs from the sale of pre-commercial production will be credited to Otjikoto’s mineral property development costs prior to commercial production. Gold production at the Company’s Masbate Mine in the Philippines and La Libertad and Limon Mines in Nicaragua were approximately in-line with budget. As previously reported, 2015 consolidated gold production is anticipated to be weighted to the second half of the year.

B2Gold is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce, compared to $680 per ounce in 2014. The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine. For the first half of 2015, consolidated gold production is expected to be in the range of 225,000 to 245,000 ounces which will be lower than the consolidated gold production in the second half of the year of 275,000 to 295,000 ounces, due to a number of factors including the continued ramp-up of gold production at Otjikoto.

Gold Revenue
Gold revenue for the first quarter of 2015 was $138.9 million (or a record of $162 million including $23.1 million of pre-commercial sales from Otjikoto) on record sales of 114,799 ounces (or 133,265 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,210 per ounce compared to $129 million on sales of 98,995 ounces at an average price of $1,303 per ounce in the 2014 first quarter. The 8% increase in gold revenue was mainly attributable to a 16% increase in gold sales volume, partially offset by an approximately 8% decline in the average realized gold price.

Operations

Mine-by-mine actual first quarter 2015 gold production is as follows:

Mine	Q1 2015 Production (ounces)	2015 Guidance (ounces)
Masbate	46,241	170,000 – 180,000
Otjikoto	31,134	140,000 – 150,000
La Libertad	25,326	135,000 – 145,000
Limon	13,158	55,000 – 65,000

B2Gold Consolidated	115,859	500,000 – 540,000

Otjikoto Mine, Namibia

In January 2015, Otjikoto continued its strong ramp up to commercial production and produced 8,587 ounces against a budget of 8,267 ounces. February 2015 also saw gold production ahead of budget (10,228 ounces produced versus 8,863 ounces budgeted). Based on the performance of the mill, and the fact that the Company met commercial production criteria of 30 consecutive days of mill throughput at 65% of nameplate capacity by February 28, 2015, the Otjikoto Gold Project declared commercial production as of that date.

March 2015 was the first month of commercial production and the mill produced 12,319 ounces (against a budget of 11,964 ounces). In March, the average daily mill throughput was 7,668 tonnes of ore per day (compared to budget of 6,855 tonnes) with mill recoveries averaging 98.6% (compared to budget of 95.9%). The average gold grade processed was 1.65 grams per tonne (“g/t”) compared to budget of 1.83 g/t.

Exceedances in production for the first quarter of 2015 were mainly the result of better than expected throughput (657,000 tonnes versus 538,000 tonnes budgeted) and mill recoveries (97.2 % versus a budget of 96%). During the quarter, the average daily mill throughput was 7,295 tonnes of ore per day (compared to budget of 5,982 tonnes). The mill has a design capacity of approximately 6,800 tonnes of ore per day. The average gold grade processed for the first quarter was 1.53 g/t (compared to budget of 1.75 g/t). The processed gold grade continues to increase towards budget as the mine optimizes mining grade control and continues to fine tune the new on-site assay lab. This improvement is expected to continue as the mine gets below the upper complex oxide portion of the orebody and reaches transitional and primary ore, which is imminent.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year continues on schedule. The addition of two leach tanks (previously delivered to site) has begun and the pebble crusher has been ordered. It is anticipated that this work will be completed by August 31, 2015. This will support additional throughput initially from the Otjikoto Mine and subsequently from the fully permitted Wolfshag deposit that is located immediately adjacent to the main Otjikoto deposit.

For 2015, the Otjikoto Gold Mine in Namibia is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto pit. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto pit.

Masbate Gold Mine - Philippines

First quarter gold production at Masbate was 46,241 ounces, approximately in-line with budget and an increase of approximately 9% or 3,665 ounces over the same period last year. Masbate’s new SAG mill is now running consistently and performing well. Mill throughput was 1,756,234 tonnes, approximately 10% higher than in the first quarter of 2014. The average gold grade processed was 1.05 g/t (Q1 2014 – 1.03 g/t) and mill recoveries averaged 78.5% (Q1 2014 – 80.9%). Gold recoveries decreased slightly in the quarter due to the lower proportion of oxide ore in the material processed.

The Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold in 2015 at a cash operating cost of approximately $740 to $775 per ounce.

La Libertad Gold Mine - Nicaragua

La Libertad Mine completed another solid quarter relative to budget, processing 568,006 tonnes (Q1 2014 - 546,314 tonnes) to produce 25,326 ounces of gold, exceeding budget by 508 ounces. As expected, gold production in the current quarter was lower compared to 38,596 ounces produced in the first quarter of 2014, as the prior-year quarter benefited from higher grade ore being processed from the Crimea and Santa Maria Pits which are no longer active. However, gold production in 2015 from La Libertad is expected to be weighted to the second half of the year, when mining and processing of higher grade ore from the Jabali Antenna and Los Angeles Pits are planned to commence. The plant continues to operate well with gold recoveries averaging 93.9% (Q1 2014 – 93.2%).

La Libertad Mine is projected to produce approximately 135,000 to 145,000 ounces of gold in 2015 at a cash operating cost of approximately $605 to $635 per ounce.

El Limon Gold Mine - Nicaragua

Quarterly gold production at the Limon open pit and underground mine was 13,158 ounces (Q1 2014 – 15,131 ounces) which was 793 ounces below budget. Gold production was temporarily affected in the quarter by a four day labour dispute (primarily over long term disability benefits). The issue was resolved, however four production days were lost.

The process plant performed well in the first quarter with mill throughput of 122,677 tonnes (Q1 2014 - 116,012 tonnes) and mill recoveries averaging 94.1% (Q1 2014 - 91%). The mill performance reflects ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 3.54 g/t (Q1 2014 – 4.46 g/t). In the coming quarter, El Limon moves to 100% underground based production and gold grades are expected to steadily improve.

The Limon open pit and underground mine is projected to produce approximately 55,000 to 65,000 ounces of gold in 2015 at a cash operating cost of approximately $680 to $710 per ounce.

Development

Fekola Development Project - Mali

The Company is committed to advancing its newly acquired Fekola Project. Based on current assumptions and subject to completion of financing and mine construction, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works include the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. Current early works construction include: improving the existing access road between Kenieba and the site, construction of a new site access road, stockpiling of sand and gravel, construction of an on-site airstrip designed to allow personnel to fly directly in and out of site, commencement of camp construction and commencement of excavations within the mill footprint. The goal is to complete the critical tasks prior to the rainy season so construction work can continue uninterrupted through all seasons.

The Company is also assessing and optimizing the preliminary economic assessment work previously completed by Papillon. This includes: completion of a new metallurgical testing program, reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, assessing the mine plan, reviewing Health, Safety and Environmental controls, power alternatives and general site layout configurations. Upon completion of these assessments, the Company plans to release an updated mineral resource estimate and updated feasibility study for the Fekola Project by mid-2015. Based on current assumptions, the Company believes that the Fekola Project could be complete and in the commissioning phase by as early as the fourth quarter of 2017. With the addition of Fekola production, based on current assumptions, B2Gold could produce over 900,000 ounces of gold in 2018.

First Quarter 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its first quarter results before the North American markets open on Friday, May 15, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, May 15, 2015 at 10:00 am PDT / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=173938. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (passcode: 1787855).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Investor Relations Associate 604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements regarding drilling, construction, maintenance, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, future production, the potential for expansion or recategorization of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, requirements for and sources of financing for expansion projects, the potential expansion of the Otjikoto mill, the decision to proceed with the development of, the potential construction and completion of, and potential production from, the Fekola gold project. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the acquisition of Papillon; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release that describes the Company’s or Papillon’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.